SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2008

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
C.N.P.J No. 42.150.391/0001 -70 - NIRE 29300006939
MINUTES OF THE 547th MEETING OF THE BOARD OF DIRECTORS

HELD ON AUGUST 05, 2008

On August 05, 2008, at 2:00 (two) p.m., at the Company’s offices located at Avenida das Nações Unidas, 4.777, in the City of São Paulo, State of São Paulo, CEP 05.477 -000, the five hundred and forty-seventh (547th) Meeting of the Board of Directors of BRASKEM S.A. was held with the presence of the undersigned Board Members. The Chairman of the Fiscal Council, Mr. Ismael Campos de Abreu, the Officer Carlos Fadigas, as well as Messrs. Nelson Raso, Guilherme Furtado and Ms. Ana Patrícia Soares Nogueira were present at the meeting. The former Chairman of the Board of Directors, Mr. Pedro Augusto Ribeiro Novis, was also present in order to officially convey his position as chairman of the Board to the Chairman and Vice Chairman elected at the General Meeting held on July 25, 2008, Messrs. Marcelo Bahia Odebrecht and Djalma Rodrigues de Souza. After conveyance of his position and welcoming, Mr. Marcelo Bahia Odebrecht presided the meeting and Ms. Ana Patrícia Soares Nogueira acted as secretary. First the Chairman of the Board and the other Board Members posed their votes of thanks and recognition for the work performed in the Board by the former Chairman Pedro Augusto Ribeiro Novis and the material contributions given by him over the last six years, during which period the process of formation of Braskem and consolidation of Camaçari/BA and Triunfo/RS Complexes were successfully implemented. Votes of thanks were also presented to Board Members Ruy Lemos Sampaio, Rogério Gonçalves Mattos and Paulo Pinheiro Castelo Branco for their efforts and contributions to the Company. AGENDA: I) Subjects for Deliberation: The following deliberations were unanimously taken: PROPOSALS FOR DELIBERATION (“PD”) – Approval, after proper analysis of their terms and related documentation, of the following PDs, copies of which were previously sent to the Board Members and will remain filed at the Company’s headquarters: 1) PD.CA/BAK-15/2008 – Renegotiation of the Information Technology Services and Equipment Lease Agreement, for the purpose of authorizing the signature of the new information technology and equipment lease agreement, as per the characteristics contained in the executive summary that is an integral part of the PD as Exhibit 1; 2) PD.CA/BAK-16/2008 – Contracting of Risk Management, Administration and Insurance Management Services, so as to authorize the contracting of OCS – Odebrecht Administradora e Corretora de Seguros to provide risk management, administration and insurance management services for a period of three (3) years, as per the terms and conditions described in the PD and respective Exhibit; 3) PD.CA/BAK-17/2008 – Change in the Executive Board, so as: (i) to take knowledge of the resignation of Officer Luís Fernando Sartini Felli, and record the votes of thanks and recognition of this Board for the efforts and contributions to the Company; and (ii) to approve the proposal for election of Messrs MANOEL CARNAÚBA CORTEZ, Brazilian, married, chemical engineer, bearer of Identity Card No. 229.716 SSP/AL, enrolled in the Individual Taxpayer’s Register (CPF) under No. 209.049.084 -53, resident and domiciled in the City of Salvador, State of Bahia, with business address at Rua Hidrogênio, 3.342, Pólo Petroquímico de Camaçari, Camaçari/BA, CEP. 41.810 -000; and ALFREDO LISBOA RIBEIRO TELLECHEA, Brazilian, married, civil engineer, bearer of Identity Card No. 2.015.637.065 SSP/RS, enrolled in CPF under No. 296.191.810 -34, resident and domiciled in the City of Porto Alegre, State of Rio Grande do Sul, with business address at Av. Dolores Alcaraz Caldas, 90, 9° andar, Porto Alegre/RS, CEP. 90.110 -180, to comply with the remaining term of office of the Executive Board, which will end at the Annual General Meeting to be held in 2010, and which will be composed as follows: BERNARDO AFONSO DE ALMEIDA GRADIN – Chief Executive Officer; CARLOS JOSÉ FADIGAS DE SOUZA FILHO – Investors Relations Officer; ALFREDO LISBOA RIBEIRO TELLECHEA; LUIZ DE MENDONÇA; MANOEL CARNAÚBA CORTEZ; MAURICIO ROBERTO DE CARVALHO FERRO; ROBERTO PRISCO PARA¥SO RAMOS. The Officers elected herein were vested in office on this date, and have provided written statements, for the purposes of the provisions in article 37, item II, of Law No. 8934 of November 18, 1994, as amended by Law No. 10194 of February 14, 2001, according to the provisions in article 147, paragraph 1 of Law No. 6404 of December 15, 1976, that they are not prevented by a special law, nor were they sentenced by a crime of bankruptcy, prevarication, bribery or payoff, graft, embezzlement, against the welfare, public faith or property, or criminal penalty, which would prohibit, even if temporarily, their access to public offices, having also submitted, pursuant to the provisions in CVM Rulings Nos. 358, dated January 3, 2002, and 367, dated May 29, 2002, written statements according to the terms of such Rulings, which were filed at the Company’s headquarters. 4) PD.CA/BAK-18/2008 – Syndicated Loan Linked to Export Prepayment Transaction, so as to authorize (i) the execution of an export prepayment transaction and the Company’s participation, as guarantor, according to the terms and conditions set out in the PD and respective Exhibits; and (ii) the Executive Board to enter into such documents and agreements as may be necessary for the full implementation of the transaction approved herein. II) Subjects for Acknowledgment: The respective Officers in charge expounded the subjects envisaged by this item of the agenda, namely: 1) the Company’s results for the 2nd Quarter of 2008; 2) the changes made to the Macrostructure of the Company; and 3) reporting on the Agreements accompanied by the Finance and Investment Committee; III) Subjects of Interest of the Company: Nothing to register. IV) Adjournment- As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all of the Board Members present at the meeting, by the Chairman and by the Secretary of the Meeting. São Paulo/SP, August 5, 2008. [Signatures: Marcelo Bahia Odebrecht – Chairman; Ana Patrícia Soares Nogueira – Secretary; Djalma Rodrigues de Souza – Vice Chairman; Alvaro Fernandes da Cunha Filho; Alvaro Pereira Novis; Antonio Britto Filho; Edmundo José Correia Aires; Francisco Pais; Francisco Teixeira de Sá; José de Freitas Mascarenhas; Newton Sergio de Souza].

The above matches the original recorded in the proper book.

Ana Patrícia Soares Nogueira

Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413.1000
Escritórios: Rio de Janeiro/RJ - Av. Presidente Vargas, n° 309, 13° andar - CEP 20071-003 - Tel. (21) 2216.1515 - Fax (21) 2223.0476
Salvador/BA - Av. Prof Magalhães Neto, n°1856, sl 1101 - CEP 41810.012 - Tel. (71) 3271.2044 - Fax (71) 3341 2860
São Paulo/SP – Av. das Nações Unidas, 4777, Alto de Pinheiros, CEP. 05477-000 – Tel. (11) 3576 9000 – Fax (11) 3023 0416

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2008
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.